Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Algoma Steel Inc. - Filing of audited statements

    TSX Symbol: AGA

    SAULT STE. MARIE, ON, Feb. 14 /CNW/ - Algoma Steel Inc. announced today that it has filed its 2005 Audited Financial Statements, with the related
Management Discussion and Analysis, and its interim statements for the fourth quarter of 2005 on SEDAR. These can be accessed on SEDAR at www.sedar.com or on Algoma's website at www.algoma.com under "Investors - Financial Reports".

    Algoma Steel Inc. is an integrated steel producer based in Sault Ste.
Marie, Ontario. Revenues are derived primarily from the manufacture and sale of rolled steel products including hot and cold rolled steel and plate.

    %SEDAR: 00001257E          %CIK: 0000943945

    /For further information: Company Contact: Glen Manchester, Vice
President - Finance and CFO, Phone: (705) 945-2470, Email:
gmanches(at)algoma.com/
    (AGA.)

CO:  Algoma Steel Inc.

CNW 17:08e 14-FEB-06